Exhibit 99.1

Mountain Province Diamonds Announces March 31, 2018 Quarter End Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, May 10, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for the quarter ended March 31, 2018.  All figures are expressed in Canadian dollars unless otherwise noted.

Highlights

•	Earnings from mine operations of $24.6 million and net income of $0.7 million or $0.00 per share for the first quarter of 2018 with adjusted EBITDA[1] of $33.2 million. Included in the determination of net income is an unrealized foreign exchange loss for the quarter of $10.3 million on the translation of the Company's USD-denominated long-term debt. The Company did not record any sales in the comparable period for 2017 as sales were still credited against mine construction costs in that period.
•	Two tender sales conducted in the first quarter of 2018, through the Company's diamond broker based in Antwerp, Belgium. Mountain Province anticipates conducting three tender sales in the second quarter, two tender sales in the third quarter and three tender sales in the fourth quarter.
•	Total sales of $67 million (US$52 million) in the first quarter of 2018. Revenue was realized through the first two tender sales of the 2018 year. Average realization in the first quarter was $126 Canadian dollars per carat sold (US$99 per carat). The third sale of the year began at the end of the quarter and closed in early April, yielding $33.3 million (US$26.4 million) in tender sale proceeds as reported in the news release of April 18, 2018.
•	Approximately 786,000 tonnes of ore were treated through the process plant and 1,641,000 carats recovered, on a 100% basis, for an average recovered grade of 2.09 carats per tonne ("cpt"), in line with budget. The Company's 49% attributable share of diamond production for the three months ended March 31, 2018 was approximately 804,000 carats.
•	Cash costs of production, including capitalized stripping costs[1], for the three months ended March 31, 2018 of $76 per tonne of ore processed and $37 per carat recovered.
•	Pioneering waste removal at Hearne continued throughout the quarter, and in April the first ore was mined from the Hearne pit. The plant will begin processing Hearne ore during this second quarter of 2018.
•	Customer participation rates at the Company's two tender sales concluded in the first quarter were very strong. The average number of customers placing bids increased by 30% over 2017 levels and the number of bids received per lot increased from an average of eleven in 2017 to over fourteen this quarter. The average number of lots per sale (164, compared with an average 125 in 2017) was elevated due to the large number of individual fancy and special stones which were marketed as individual stone lots.
•	Quarter end cash position of $28.7 million and net working capital of $113.5 million, with the US$50 million revolving credit facility remaining undrawn.
[1]	Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's March 31, 2018 MD&A for explanation and reconciliation.

David Whittle, the Company's Interim President and CEO, commented, "Mountain Province recorded a solid start to the year, generating $33.2 million in adjusted EBITDA in a two sale quarter.  We remain on pace to achieve our production guidance for the year.  Rough diamond markets in general continued to firm notably through the quarter, with strong demand and price increases reported across all product categories, supported by robust retail jewellery sales reported from both the US and Asian markets.  Ending the quarter with $113.5 million in net working capital, and with our US$50 million revolver remaining undrawn, our balance sheet is strong and growing."

Mr. Whittle continued, "Consistent with our stated commitment to return value to our shareholders, the Board anticipates determining and declaring our inaugural dividend in conjunction with the preparation and release of our second quarter results."

Financial Highlights

		Three months ended	Three months ended
(in millions of Canadian dollars, except where otherwise noted)		March 31, 2018	March 31, 2017

Sales		$66,565	-
Carats sold	000's carats	527	-
Average price per carat sold	$/carat	126	-
Cost of sales per carat*	$/carat	80	-
Earnings from mine operations per carat		$46	-
Earnings from mine operations	%	37%	-
Selling, general and administrative expenses		$3,589	3,428
Operating income (loss)		$20,105	(3,428)
Net income (loss) for the period		$67	(2,144)
Basic and diluted earnings (loss) per share		$0.00	(0.01)

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers.

GK Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué diamond mine (the "GK mine") in the first quarter of 2018.  Cash costs of production have not been determined for the first quarter of 2017 as mine operations were in the commissioning and ramp-up phase through that period.

		Three months ended	Three months ended
		March 31, 2018	March 31, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	741	611
*Waste tonnes mined	kilo tonnes	7,461	7,059
*Total tonnes mined	kilo tonnes	8,202	7,670
*Ore in stockpile	kilo tonnes	796	223

Processing
*Ore tonnes processed	kilo tonnes	786	492
*Average plant throughput	tonnes per day	8,733	5,467
*Average diamond recovery	carats per tonne	2.09	1.76
*Diamonds produced	000's carats	1,641	867
Approximate diamonds produced - Mountain Province	000's carats	804	425
Cash costs of production per tonne, net of capitalized stripping **		$75	-
Cash costs of production per tonne of ore, including capitalized stripping**		$76	-
Cash costs of production per carat recovered, net of capitalized stripping**		$36	-
Cash costs of production per carat recovered, including capitalized stripping**		$37	-

Sales
Approximate diamonds sold - Mountain Province***	000's carats	527	-
Average diamond sales price per carat	US	$ 99	$ -

* at 100% interest in the GK Mine including ramp-up period
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

The production results are consistent with expectations for the annual plan and the Company is on track to achieve its full-year 2018 production guidance of 6.3 to 6.6 million carats recovered on a 100% basis.  The processing plant continues to achieve higher throughput than originally anticipated, having achieved and broken daily throughput records in a given 24 hour period during the first quarter of 2018.  The plant recorded an average processing rate over the quarter of 8,733 tonnes per day, a 60% increase over the first quarter of 2017 as the mine was ramping up towards commercial production during the comparative period.

All ore processed during the first quarter of 2018 was sourced from the 5034 pit.  Approximately 1.9 million tonnes of waste were mined from the Hearne pit in the quarter, as it was being prepared for production.  First ore from the Hearne pit was mined subsequent to the quarter in April 2018, and processing of Hearne ore through the plant will commence in the second quarter.

The winter road program was safely and successfully executed during the first quarter.  The final shipments of fuel, explosives and other supplies arrived in early April 2018, meeting the targeted delivery schedule.

Conference Call

Full details of the financial and operating results for the three months ended March 31, 2018 are described in Mountain Province's unaudited condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Friday, May 11, 2018, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Conference ID: 9788803
Date of call: 05/11/2018
Time of call: 11:00 Eastern Time
Expected Duration: 30 minutes

Participant Toll-Free Dial-In Number: 1 (866) 300-0510
Participant International Dial-In Number: +1 (636) 812-6656

Replay:
Toll-Free Dial-In: (855) 859-2056
International Dial-In: (404) 537-3406
Passcode: 9788803

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/10/c4629.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 10-MAY-18